FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Registration Number 1968/004880/06)
("Gold Fields " or the “Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
CHANGES TO THE BOARD OF DIRECTORS
Appointment of the Chairman of the Board sub-committee
In terms of Section 3.59 (c) of the Listings Requirements
of JSE Limited (“JSE”), the Board is pleased to announce
the appointment of Mrs. Gayle Margaret Wilson, an
Independent Non-Executive Director of Gold Fields, as the
Chairman of the Audit Committee with effect from
25 March 2010. Mrs. Wilson has served as a member of the
Audit since 1 August 2008.
The Committee members welcome Gayle as the Chairman and
look forward to her valuable contribution and leadership.
25 March 2010
Sponsor
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 March 2010

GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs